Extraordinary and Ordinary Shareholders' Meetings of Gentium S.P.A.

Date: June 26, 2009 (first call) / June 30, 2009 (second call)

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

Extraordinary Shareholders' Meeting:

THE BOARD OF DIRECTORS SUBMITS PROPOSALS 1, 2 AND 3 FOR A VOTE.

	For	Against	Abstain
1. To cancel the par value of the ordinary shares of the Company.	☐	☐	☐
2. To grant the Board of Directors with the power to increase the capital of the Company up to Euro 100,000,000 on a separable basis, in one or more transactions, for a rights offering in which 3/4 of any such capital increase will initially be offered to existing shareholders and 1/4 of any such capital increase will be reserved for issuance to employees as equity incentives under the Company's equity incentive plans in effect from time to time.	☐	☐	☐
3. To amend Article 6 of the Company's bylaws to reflect the above resolutions, if applicable.	☐	☐	☐
4. In its discretion, the proxy is authorized to vote upon such other matters as may properly come before the meeting	☐	☐	☐

Ordinary Shareholders' Meeting:

THE BOARD OF DIRECTORS SUBMITS PROPOSALS 1, 2, 3, 4, AND 5 FOR A VOTE.

	For	Against	Abstain
1. Approve the 2008 Italian GAAP financial statements of the Company and related documents and cover the annual operating losses by the utilization of the Company's net worth reserve.	☐	☐	☐

2. To set the number of members of the Board of Directors and elect the following individuals as members of the Board of Directors of the Company for the 2009/2010 term:

a. Laura Ferro	d. Luca Breveglieri	g. Malcolm Sweeney
b. Kenneth Anderson	e. Marco Codella	h. Andrea Zambon
c. Gigliola Bertoglio	f. Lee Nadler	

Vote For All Nominees	Withhold Vote From All Nominees	*Vote For All Except
☐	☐	☐

***INSTRUCTIONS:** To withhold authority to vote for any individual nominee, mark the "Exception" box and write that nominee's name in the space provided to the right. ______________________

	For	Against	Abstain
3. To approve compensation for the members of the Board of Directors for the 2009/2010 term.	☐	☐	☐

4. To elect the following individuals as members of the Board of Statutory Auditors of the Company until the date of the Company's Ordinary Shareholders' Meeting called for the approval of the 2011 Italian GAAP Financial Statements and approve their compensation:

a. Giorgio Iacabone	d. Domenico Ferrari (as an alternate)
b. Augusto Belloni	e. Romano Chiapponi (as an alternate)
c. Carlo Ciardiello	

Vote For All Nominees	Withhold Vote From All Nominees	*Vote For All Except
☐	☐	☐

***INSTRUCTIONS:** To withhold authority to vote for any individual nominee, mark the "Exception" box and write that nominee's name in the space provided to the right. ______________________

	For	Against	Abstain
5. To approve the engagement of Reconta Ernst & Young S.p.A. as the Company's independent auditor for the fiscal year 2009 for U.S. GAAP Financial Statements and approve compensation to such auditor.	☐	☐	☐
6. In its discretion, the proxy is authorized to vote upon such other matters as may properly come before the meeting.	☐	☐	☐

Authorized Signatures - This section must be completed for your Instructions to be executed.

______________________ Please Sign Here   ______________________ Please Date Above

______________________ Please Sign Here   ______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary and Ordinary Shareholders' Meetings of Gentium S.p.A. to be held June 26, 2009 (first call) / June 30, 2009, (second call) For Holders as of May 13, 2009

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time June 18, 2009.

PROXY TABULATOR FOR
GENTIUM S.p.A.
P.O. BOX 8016
CARY, NC 27512-9903

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CLIENT #

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Gentium S.p.A.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 PM on June 18, 2009)

The undersigned registered holder of American depositary Shares herby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on May 13, 2009 at the Ordinary Shareholders' Meeting and the Extraordinary Shareholders' Meeting of Gentium S.p.A. to be held on June 26, 2009, if such meetings are held on the first call, or June 30, 2009, if such meetings are held on the second call, in respect of the resolutions specified on the reverse.